Exhibit 8.1

                           SUBSIDIARIES OF THE COMPANY

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SUBSIDIARY                                                       JURISDICTION

Alba Waldensian, Inc                                             Delaware
AlbaHealth, LLC                                                  Delaware
Macro Clothing    Ltd.                                           Israel
New Net Industries Ltd                                           Israel
New - Pal Ltd                                                    Israel
Hi-Tex Founded By Tefron Ltd.                                    Israel
El-Masira Textile Company Ltd.                                   Jordan
Tefron Holding Netherland B.V.                                   Netherlands
JBA Production S.A. ("JBA")                                      Madagascar
Tefrani S.A.                                                     Mauritius

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